Exhibit 4.9

THIS AGREEMENT is made effective as of the 8th day of September, 2008 (the "Effective Date").

BETWEEN:

WESTERN WIND ENERGY CORP., a company incorporated under the laws of British Columbia, having an office at 885 West Georgia Street, Suite 1326, Vancouver, British Columbia

(the "Company")

AND:

JEFFREY J. CIACHURSKI, 632 Foster Avenue, Coquitlam, British Columbia V3J 2L7

(the "Consultant")

WHEREAS:

A.

The Board of Directors of the Company (the "Board") has determined that hiring the Consultant as the Company's Chief Executive Officer is in the best interests of the Company and its shareholders;

B.

The Consultant desires to enter into this Agreement with the Company;

THEREFORE, in consideration of the premises and mutual covenants contained herein and for other good and valuable consideration, the receipt of which is mutually acknowledged, the Company and the Consultant agree as follows:

1.

TERM. The Company hereby agrees to employ the Consultant, and the Consultant hereby agrees to be employed by the Company, subject to the terms and conditions of this Agreement, for a period of five (5) years from the Effective Date set out above;

2.

POSITION. During the Employment Period, the Consultant shall serve as the Chief Executive Officer ("CEO") of the Company, with such duties and responsibilities as are commensurate with such position, reporting directly to the Board and shareholders. The Consultant agrees to devote substantially all of his business time, energy and talent to serving as the Company's CEO.

3..

DUTIES. The Consultant hereby agrees to provide consulting services (the "Services") to the Company with respect to the Company's Business, including, without limitation, the following:

(a)

As CEO, directing the Company's plans, policies, procedures, hiring and dismissing Company personnel, liaison with the Company's shareholders, institutional investors and utilities.

4.

COMPENSATION. The Company hereby agrees to pay to the Consultant, as remuneration for the provision of the Services, a fee of $270,000 per year, which fee shall be subject to review by the Board after twelve (12) months. Fees payable to the Consultant pursuant to this section shall be paid annually in twelve (12) equal consecutive monthly installments, the first payment to be made one month following the effective date of this Agreement.

5.

EXPENSES. In addition, the Company agrees to reimburse the Consultant for any travel expenses incurred in connection with the Services, provided that the Consultant forwards to the Company an itemized written account and receipts acceptable to the Company within ten (10) days after the month in which they have been incurred.

6.

SALARY SUPPLEMENT. The Company also agrees to pay to the Consultant, a salary supplement of $126,000 annually, in four (4) equal, quarterly installments of $31,500.

7.

SPECIAL CHANGE OF CONTROL BONUS. If the Company is purchased or taken over by any entity whether corporate or individual, causing a change of control, the following bonus will apply:

Take-Over Price	Bonus
Per Share
$3.00	$2.0 million
$3.50	$2.5 million
$4.00	$3.0 million
$4.50	$3.5 million
$5.00	$4.0 million
$6.00	$5.0 million
$7.00	$6.0 million

Each $1 per share increment equals a one (1) million dollar increment.

8.

STOCK OPTIONS. The Company agrees to grant 500,000 stock options in total, to the Consultant pursuant to a separate stock option agreement. (The consultant already has 350,000 options, thus leaving 150.000 more to be granted, which was previously approved at a last board meeting ).

9.

The Consultant, upon request of the Board, shall submit written reports on the status of his current activities and progress on any materials that he has prepared or reviewed on behalf of the Company.

10.

The Consultant acknowledges and agrees that he is an independent contractor, not an employee of the Company, and that nothing in this Agreement is to be construed as creating an employment (master-servant), partnership or joint venture relationship either generally or for any specific purpose.

11.

TERMINATION. This Agreement may be terminated:

(a)

By the Company without prior notice and without severance if, at any time, the Consultant:

i)

commits a criminal act against the Company, and is charged and convicted under the Criminal Code of Canada; or

(b)

By the Consultant or Company. for any reason, upon giving the Consultant or Company six (6) month's written notice; or

(c)

By the Consultant upon written notice within sixty (60) days after an acquisition or other transaction that results in another corporation, business entity or person gaining more than fifty percent (50%) of the issued capital (having rights under all circumstances) of the Company (hereinafter referred to as a "Change in Control").

(d)

Upon termination pursuant to 11(b), the Company shall pay the Consultant a severance fee equal to two (2) years of salary plus previously entitled bonuses;

(d)

Upon termination pursuant to section 11(c), the Company shall pay the Consultant, in full satisfaction of all of its compensation obligations under this Agreement, an amount equal to the sum of three years' salary plus previously entitled bonuses;

(e)

The Consultant shall be eligible to exercise the stock options granted pursuant to section 7 and to the separate stock option agreement.

12.

CONFIDENTIAL INFORMATION. The Consultant shall not, except as authorized or required by his duties, reveal or divulge to any unauthorized person or companies, without the prior written consent of the Board, any information (the "Confidential Information") which is non-public, confidential or proprietary in nature relating to the Company or its business including without limitation business plans, financial data, products, past, current and prospective customers of the Company, transactions or other affairs of the Company and analyses, compilations, forecasts, documentation, software, know-how, technical information, graphic designs, ideas and trade secrets, in oral, written, electronic or any other form. The Consultant shall not use nor attempt to use any Confidential Information in any manner which may injure or cause loss either directly or indirectly to the Company's business or may be likely so to do. This restriction shall continue to apply after the termination of this Agreement, but shall cease to apply to information or knowledge, which may come into the public domain other than as a result of disclosure by the Consultant. Confidential Information includes information saved in digital or analog form, and in electronic and magnetic mediums and pictures saved on film, on tape or electronically.

Nothing herein will prevent the Consultant from disclosing, using or reproducing any Confidential Information:

(a)

Which is or becomes public knowledge other than through acts or omissions attributed to the Consultant;

(b)

Which was known to the Consultant before its disclosure to the Consultant by the Company;

(c)

Which is independently obtained by the Consultant from a source which, to the Consultant's knowledge, was not then prohibited from disclosing such information to the Consultant under any legal, contractual or fiduciary obligation to the Company;

(d)

which is required to be disclosed by applicable law, regulation or legal process; or

(e)

To the extent approved by the Board in writing.

13.

The Consultant agrees that during the term of this Agreement and for a period commencing on the date this Agreement is terminated (the "Termination Date"), for any reason, and ending six (6) months after the Termination Date, and unless the Consultant has obtained the prior written consent of the Board:

(a)

The Consultant shall not except with the written consent of the Board, directly or indirectly, either as an individual or as a partner or joint venture or as an employee, principal, consultant, agent, shareholder, officer, director, or salesperson for any person, firm, association, organization, syndicate, company or corporation, or in any other manner carry on, be engaged in, concerned with, interested in, advise, lend money to, guarantee the debts or obligations of, permit their name or any part of it to be used or employed by any person, business, firm, association, syndicate, company, organization or corporation concerned with or engaged or interested in a business which is the same as, or competitive with, the Company's business any state or province in North America where the Company carries on business;

(b)

Notwithstanding the provisions contained in paragraph 13(a), the Consultant shall be entitled, for investment purposes, to purchase and trade shares of a public company which are listed and posted for trading on a recognized stock exchange and the business of which public company may be in competition with the Company's business, provided that the Consultant shall not, without the written permission of the Board, directly or indirectly own more than ten (10%) of the issued share capital of the public company, or participate in its management or operation or in any advisory capacity.

14.

The Consultant acknowledges and agrees that the foregoing time and geographic limits are reasonable and properly required for the adequate protection of the Company's business, and in the event that any time or geographic limitation set out in the Agreement is deemed to be unreasonable by a court of competent jurisdiction, the Consultant agrees and submit to the reduction of the time or geographic limitation to a period or area as the court shall deem to be reasonable.

15.

The Consultant acknowledges that all items of any and every nature or kind created, including but not limited to any and all data generated, acquired, or created by the Consultant in performance of the Services for the Company or its subsidiaries, or used by the Consultant pursuant to his appointment under this Agreement, or furnished by the Company or its subsidiaries to the Consultant, and all equipment, books, records, reports, files, diskettes, manuals, literature, Confidential Information (whether in writing or stored in computerized, electronic, disk, tape, microfilm or any other form) or any other materials, shall remain and be considered the exclusive property of the Company at all times and shall be surrendered to the Company in good condition, promptly at the request of the Board, or in the absence of a request, upon the termination of this Agreement.

16.

The Consultant acknowledges that the Company is a reporting issuer and that this Agreement may be filed with the Company's reporting documents.

17.

Any notice required or permitted to be given by either party to the other shall be in writing and shall be delivered personally, sent by registered mail, postage prepaid, or sent by facsimile to the party to whom notice is to be given at the address below or at such other address designated by that party in writing:

Western Wind Energy Corp.	Jeffrey J. Ciachurski
885 West Georgia Street, Suite 1326	632 Foster Avenue
Vancouver. British Columbia V6C 3E8	Coquitlam, British Columbia V3J 2L7
Facsimile: (604) 685-9441	Facsimile: (604) 939-1292

Any notice shall be deemed to have been given on the day on which it was delivered or faxed, or if registered mailed, shall be deemed to have been given or made on the third business day following the day on which it was registered mailed, provided that if there shall be a postal strike, slow down or other labour dispute which may affect the delivery of such notice through the mail between the time of mailing and the actual receipt of the notice, then such notice shall only be effective if actually delivered. Either party may give notice of any change of its respective address and, in such event, the address of such party shall be deemed to be changed accordingly.

18.

The Consultant acknowledges being advised to obtain and having received such independent legal, accounting and tax advice from his professional advisors as he has determined necessary or advisable to enter into this Agreement.

19.

This Agreement is to be construed and governed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

20.

Any modification to this Agreement must he in writing and signed by the parties or it shall have no effect and shall be void.

21.

Time is of the essence of this Agreement.

22.

This Agreement may not be assigned by either party without the prior written consent of the other.

23.

This Agreement shall inure to the benefit of and be binding upon the heirs, executors, administrators, successors and assigns of each of the parties hereto.

IN WITNESS WHEREOF this Agreement has been signed by each of the parties hereto as of the date first above written.

THE COMMON SEAL of	)
WESTERN WIND ENERGY CORP.	)
was hereunto affixed in the presence of:	)
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	)	c/s
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SIGNED, SEALED and DELIVERED	)
by JEFFREY J. CIACHURSKI	)
in the presence of:	)
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Name	)
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Address	)
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Occupation